EXHIBIT (c)(11)






                        Text of opinion of Judge Donald
                        VanArtsdalen of the United States
                        District Court for the Eastern District
                        of Pennsylvania as delivered from the
                        bench on January 9, 1997.


                   As I've always said in these matters, I think it's important that they be decided promptly. I never won any con-test in extemporaneous speaking. I try to explain the reasons for whatever decision I make in this case as best I can on such limited time to decide just exactly what's to be done here.

                   In these two cases, there is as we all know a share-holders meeting of Conrail scheduled for January the 17th, 1997 which is next week. And that meeting is to decide whether Con-rail should, as I call it, opt-out of subchapter 25E of the Pennsylvania business corporation law whereby CSX may thereaf-ter proceed by tender offer to acquire approximately 20.1 per-cent more of Conrail voting stock in order to proceed with the next step of the merger agreement between CSX and Conrail.

                   Plaintiffs in Civil Action 96-7167, which I will call the Norfolk Southern or the NS Corporation plaintiffs, alleging that they are Conrail shareholders seek by a preliminary in-junction to prohibit the shareholders meeting from going ahead until a partial summary judgment motion is decided that seeks declaration that a controlled transaction has occurred by rea-son of CSX's purchase of 19.9 percent of Conrail outstanding stock pursuant to the original tender offer and along with ag-gregating with various directors and officers stock control alleging that they have formed a group pursuant to 15 Pennsyl-vania CSA Section 2543, which is a part of the Pennsylvania State Statue on controlling party transactions.

                   And thereby the plaintiffs contend that it triggers the shareholders' rights to obtain fair value and a fair value appraisal for their stock. Also they seek a preliminary in-junction against enforcement of a revision to the merger agree-ment that provided for what I call a no-shop, what some of the witnesses have called no-shop, some have called it a lockout, extension of the -- until I believe December 31st, 1998. It







         was an extension of about 18 months beyond that which was in the original merger agreement.

                   Now, the so-called Ferrara plaintiffs, which is the other civil action, Number 96-7350, likewise seek an injunction and a declaration that the so-called 720-day lockout provision is invalid.

                   I specially set this hearing because I was advised that there would be an application for a preliminary injunction in light of the revised merger agreement which had been appar-ently made public.

                   There are two, as everybody seems to recognize, two distinct and discrete issues. One is the extension of the so-called no-shop or lockout agreement until 12-31-98, which will coincide with the termination date of the merger agreement it-self, or what is often referred to as the so-called drop dead date, whereby if the merger doesn't go through by that date, then under certain conditions at least the agreement can be in effect terminated.

                   And the second issue is whether any of the defen-dants, that is, Conrail and its board of directors are liable to pay fair share because of the triggering of the control transaction as provided in the business corporation law.

                   As to the 720-day period no-shop or lockout period, the arguments that have been made on the present motions are essentially those or a rehash of the arguments which were made at the prior hearing, in which I denied any relief by reason of the period of lockout that was contained in the original merger agreement. There is no essential difference, as I see it, even though the new agreement as apparently opposed to the prior agreement has a so-called "fiduciary duty opt-out" provision. Beyond that the only change is that the agreement -- as to the lockout provision, is that the agreement sets a final date for completion of the merger and government approvals of 12-31-98, and provides that the so-called lockout period shall continue until that time.

                   I see no principled reason, and apparently neither did Professor Coffee who testified at the prior hearing, as I recall his testimony, as to why the lockout could not extend for the full period of the contract, nor is there any reason to think that any particular line of demarcation need be drawn so far as the facts of this case presently before me are con-cerned. After all, as it seems to me, and I think I expressed this previously, that where a contract is entered into, it is expected that the parties will act in good faith and will not


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         deliberately go out and attempt to shop the contract, if you will, with some other party or to see if they can get a better deal after having entered into a valid contract.

                   If by reason something occurs in the future by which it could be determined that there was a fiduciary duty upon the board of directors to go ahead and take some action by reason of some offer that had been made, if the fiduciary duty so re-quired it, I see no reason why that should make any difference that it is not specifically set forth in the contract. After all, if a contract imposes upon certain of the parties certain fiduciary duties, it seems to me that then becomes practically an unwritten term of the contract or the agreement. And there-fore whether this one did not have such a fiduciary duty opt-out and the earlier one did seems to me should make no differ-ence. In addition to which there has been absolutely no show-ing or no claim that any situation has arisen as yet or will or is likely to arise in the future that would impose any sort of a fiduciary duty upon the board of directors to disregard the lockout or the no-shop provisions of the merger agreement.

                   In addition, defendants have taken no action pursuant to that clause that I am aware of, or about which there has been any testimony that would give rise to any basis for pres-ently prohibiting the meeting of January 17th, 1997 going ahead so far as the no-shop provision is concerned. In other words, even if it could conceivably be that there was something in-valid about that particular provision that would have nothing to do as I see it with precluding the shareholders meeting which is in no way to consider anything other than whether or not they should opt-out of the 20 percent rule under the Penn-sylvania business corporation law.

                   Now, there is a so-called controlling person or con-trolling transaction problem. Plaintiffs contend that the fair valuation provisions of 15 Pennsylvania CSA, I think it's Sec-tion 2544 has been triggered. In other words, it's the conten-tion of plaintiffs that there was a controlled transaction, and therefore the argument seems to be that because there was a controlled transaction at the meeting of January the 17th, 1997 which is presently scheduled should be enjoined from proceed-ing.

                   As to the controlled transaction, the argument as I understand it is that the shares acquired by CSX under its original tender offer which was approximately 19.9 percent of the voting shares should be aggregated with the shares held by certain -- or perhaps all of the directors and certain of the officers, who it is contended formed a group, and by aggregat-ing those shares, the total number of shares presently held by









         CSX and the group exceed 20 percent; therefore, controlled transaction has taken place.

                   Formation of a group acting in concert, and that is of course the contention here, that this is a group acting in concert under Section 2543 would normally to me appear to be a fact-specific matter and would not ordinarily be subject to summary judgment and certainly would not be a proper basis for a preliminary injunction.

                   However, on the basis of the evidence presented which as I understand it is probably all of the evidence that would be intended to be presented on this issue at any time, the likelihood of success on the contention that there was a con-trolled transaction is to me very doubtful. Although it may be expected, it may fully be expected that the board of directors and the officers will continue to support the merger, and to the extent that they are called upon to vote their shares will vote in its favor. But there is certainly no evidence that there was any agreement, express or implied, that the individ-ual -- that the officers and directors as individuals would vote their own shares of stock in locked step with that of CSX.

                   In that regard the evidence is pretty clear that the amendment to the merger agreement was negotiated and worked out after very extension negotiations and at a truly arm's length proceeding. It is clear from this that at least during those negotiations CSX and the board of directors of Conrail and the officers of Conrail were not acting as a group or in locked step.

                   I do not find under the present facts that have been established, at least as so far developed, that there has been and established a controlled transaction. To do that I think everybody agrees that they have to aggregate the shares of stock originally purchased by CSX plus some stock held by some one or more of the other directors and officers.

                   Even if there had been a controlled transaction; that is to say, even if they had operated as a group within the meaning of the statute, and I think everybody agrees that there is no case law on the subject except for an opinion written by Judge Gawthrop some years ago, and I'm not sure about the date of that.

                   Although I don't think that it would really make any difference, but I believe that that decision was before the last amendments of the Pennsylvania business corporation law. I don't believe that that would make any difference, because the wording is substantially the same. But I think the facts









         were somewhat different in that case, and I am not here to judge the validity of the contentions made by the judge in that particular case.

                   It does seem to me, however, that there does have to be some sort of an agreement, express or implied, and I do not find that the evidence establishes that at this particular time under the facts that have been established. But even if there had been, the statute has what I would call an inadvertence escape valve under Section 2541B.

                   After the contention was first raised that there had been a controlled transaction by reason of CSX purchasing 19.9 percent of the stock, CSX sold on the open market 85,000 shares. Now, I have tried somewhat roughly to calculate the various methods by which and the different groups of plaintiffs make different contentions as to who should be considered in the group. But it seems to me no matter how liberally you com-pute the plaintiff's figures, with CSX having divested itself of 85,000 shares, the present number of shares and those shares of the persons claimed to be members of the group would not at the present time equal 20 percent, even including voting con-trol over the ESOP and the EBT shares, as to which there is some question as to the federal duties that are imposed by Fed-eral Law on the trustees of such shares. Clearly, if inadver-tent means unintentional in the subjective sense of the word, clearly there never was an intention to obtain control or to have a control transaction. The whole merger agreement with the so-called two-tiered arrangement was carefully structured not to be -- not to offend the, if you will -- if I may use that expression -- the provisions of the Pennsylvania Business Corporation Law which imposes certain rights upon the share-holders to receive fair value if a controlled transaction takes place. If they overlook the possibility of aggregation, I think at best, that would have been negligence, which is by some definitions of the word inadvertent, included within the term of inadvertence.

                   It's clear, of course, that the number of shares they bought were bought advertently. It's clear that they were aware certainly, that officers and directors probably held some shares of stock, although I don't know that there's any evi-dence that there may or may not be, that they knew the exact numbers at the time of the purchase.

                   Also, it has been argued and I think the record may show that the 19.9 percent that was originally calculated was in error through misinformation as to the number of shares that were outstanding of Conrail at the time. And it has been ar-gued and I have not been able to compute this accurately, but


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         at least it has been argued that if that were considered, that part of it was considered inadvertence and if they had bought only 19.9 percent of the stock that was actually outstanding as of the time of the purchase, that no matter how you would ag-gregate, it would still not reach the 20 percent limit.

                   In any event, the statute provides that if the -- if there is an inadvertent going over the 20 percent limit, that the fair value rights will not -- will not accrue if the con-trolled transaction -- if the party having those shares of stock divests itself of those shares as soon -- I think the word is as soon as practical. I'm trying to find the terminol-ogy there.

                   Now, CSX did, after it was called to their attention, sell 85,000 shares and as I just read the briefs rather quickly on that score, it would appear to me that to do so cost CSX approximately $900,000. There is no one that has made any ar-gument that they did not divest themselves of the stock as soon as practical. Perhaps plaintiffs would like to make that argu-ment, but I think another thing that must be borne in mind is, even if there was some technical violation of the controlled transaction problem, the purpose of that is to -- or one of the purposes certainly, is that there be no votes taken by the con-trolling parties under those circumstances, unless the other shareholders have a right to obtain fair value.

                   And there has been no vote -- there was no vote taken and at the proposed vote to be taken on January the 17th, it is clear that no matter how you compute the matter, the shares of stock, that CSX in combination with any other group of share-holders that could be aggregated under any of the theories sub-mitted by the plaintiffs, would not constitute 20 percent.

                   Consequently, I can see where there has been abso-lutely no harm done by reason of the purchase of the CSX shares, whether or not and as I say, it's my view from what has been presented here, that it is not a controlled transaction. But even if it were a controlled transaction and even if the shareholders are entitled to receive fair value, that still doesn't explain to me why the meeting set for January the 17th should be enjoined or give any basis for an injunction against it.

                   First of all, shareholders to have received fair value and have no basis under the statute, as I see it, to ob-ject to somebody acquiring more than 20 percent or any group acquiring more than 20 percent of the shares of stock. Their only right is to receive fair value. And to do that, they must, as the statute says, object. And I don't know how that's


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         done, but that's what the statute seems to say.  And to make a demand to have the shares appraised for fair value.

                   And then there is a rather long -- a lot of statutory requirements as to how that procedure would be required to take place. No one has made any demand to receive fair value. No one has objected, as I see it, but aside from that, there is a, as is clear from the statute, there is a complete legal remedy and I would see no reason therefore to enjoin the meeting that is set for January the 17th.

                   In addition to -- in addition to that, the meeting that is set for January 17th, one of the arguments that's been made by the plaintiffs is, well, the meeting would be a nullity and therefore, it should be enjoined. Well, if it's a nullity, it's a nullity. But that doesn't mean -- therefore, I see no harm that could occur to anyone in that event. I fail to see how, if the meeting is held and if there's a vote and if it's later determined that that's a nullity, I fail to see how the shareholders would in any meaningful way have been harmed. Al-though, some might have been disappointed if they personally went to attend the meeting.

                   It is clear that Norfolk Southern, as a shareholder, is seeking in every conceivable way to block this merger from proceeding. And of course, to the extent that they do so through legal and lawful means, there is nothing too wrong about that nor are they to be -- is it to be criticized for attempting to do so. However, there is no showing on this record that Norfolk Southern, as a shareholder, would be harmed in any way if the shareholders vote on the proposition to opt-out of the provisions of the Pennsylvania Corporation Law pro-ceeds on January the 17th.

                   Now, before a preliminary injunction may be granted, as we all know, there must be first a finding of likelihood of success. On the so called 720 day no-shop clause, it is my evaluation at this point, that there is no likelihood at all of success on that claim.

                   On the controlled transaction claim, I think that it's unlikely that there would be -- they would be -- or that the plaintiffs would be successful on that contention. Be-cause, first, I think it's unlikely that there ever was a con-trolled transaction and if there was, it was clearly inadvert-ent, at least, if inadvertence means unintentional. And be-cause there was a divesting of a sufficient number of excess shares, so that there would no longer be a control group having more than 20 percent of the stock. That there would be no harm










         if the vote is taken on January the 17th and there is no show-ing of any likelihood of harm occurring in the future.

                   Now, as to the harm to the parties, as I think I've said several times, I can see no harm to the plaintiffs by this meeting proceeding on January the 17th. It's conceivable that it could amount, eventually amount to a nullity, but that would not cause any legal harm as I see it.

                   As to the defendants, of course, anything that slows up this progress and the progress of the merger is -- does cause severe and substantial harm and injury. And clearly, that is one of the things that the plaintiffs seek in this, by these proceedings, is to impede or slow up the progress of the merger. If I granted either preliminary injunctive relief or granted the summary judgment as requested here, one of the claims, as I understand it, is that I should preliminarily en-join the hearing set for January 17th until the summary judg-ment motion is decided.

                   Whatever order I make here or decide here, undoubt-edly if granted, would be appealed. And of course, during the appeal, I have no doubt that the plaintiffs would intend to seek to have any injunctive relief continued during the course of that appeal. And I think that the practical effect of that might well be to so upset the timing of these -- of this merger as to perhaps completely throw it off track.

                   In addition, before a preliminary injunction may be given, there must be shown that there is no adequate legal rem-edy. As I point out clearly under the controlled transaction, there is a complete statutory legal proceeding and remedy, so that there would be no reason to make any injunction as to that.

                   As to the 720-day period during which it's agreed that the Conrail board and directors will take no action toward any other bid that might come in, at least until such time as there is some showing that there is some other bid, it is clear that it would not be appropriate to enter an injunction really in affect, while all the -- as I see it -- the plaintiffs are asking for is some type of declaratory judgment and I don't think that that would be a proper situation to grant a declara-tory judgment. I think it would be more in the nature of an advisory opinion.

                   Consequently, to the extent that this is an applica-tion for a preliminary injunction, the application will be de-nied. To the extent that there is an application that I grant










         summary judgment, the application for a grant of summary judg-ment is also denied.


















































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